Deutsche Bank Securities Inc.

60 Wall Street, New York, New York 10005

Goldman, Sachs & Co.

200 West Street, New York New York 10282

July 12, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Larry Spirgel

Re:	Conyers Park Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-212133)

Dr. Mr. Spirgel:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Conyers Park Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 pm EST on July 14, 2016 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: July 11, 2016 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 3,158 copies of the preliminary prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Deutsche bank securities inc.

GOLDMAN, SACHS & CO.

As Representatives of the Underwriters

By:	Deutsche bank securities inc.

By:	/s/ Isobel Van Daesdonk
Name:	Isobel Van Daesdonk
Title:	Managing Director

By:	/s/ Mahesh Srinivasan
Name:	Mahesh Srinivasan
Title:	Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
Name:	Richard Cohn
Title:	Managing Directors

[Signature Page – Underwriters’ Acceleration Request]